SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2014

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item

1.	English translation of letters to the Argentine Securities Commission dated April 1, 2014

FREE TRANSLATION

FOR IMMEDIATE RELEASE

Buenos Aires, April 1st, 2014

SECURITIES AND EXCHANGE COMMISSION

Dear Sirs,

RE.: Ordinary Telecom Argentina Shareholders’ Meeting to be held on April 29, 2014. Notice of the exercise of cumulative vote

Dear Sir,

I am writing you as Attorney-in-fact of Telecom Argentina S.A (“Telecom Argentina” or the “Company”) to inform you that yesterday, within the framework of Decree Nº 1278/2012, the National Department of Companies with Argentine Government Participation (“Dirección Nacional de Empresas con Participación del Estado”) has notified us of the intention of the National Social Security Administration, ANSES (“Administración Nacional de la Seguridad Social”), in its role as shareholder of Telecom Argentina, to exercise the mechanism of cumulative vote in items 9 and 10 of the Agenda of the referred Shareholders’ Meeting, related to the designation of members and alternate members of the Supervisory Committee.

Yours sincerely,

María Delia Carrera Sala

Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: April 1, 2014	By:	/s/ Enrique Garrido
Name: Enrique Garrido
Title: Chairman